Filed pursuant to Rule 424(b)(3)
Registration Statement No. 333-276216

Prospectus Supplement No. 5
(To Prospectus Dated April 17, 2024)

Metals Acquisition Limited

64,478,325 ORDINARY SHARES
6,535,304 PRIVATE WARRANTS

This prospectus supplement is being filed to update and supplement the information contained in the prospectus dated April 17, 2024 (as supplemented to date, the “Prospectus”), related to (i) the issuance by us of 8,838,260 ordinary shares, par value $0.0001 per share (the “Ordinary Shares”) issuable upon the exercise of 8,838,260 outstanding Public Warrants; and (ii) the offer and resale, from time to time, by the selling securityholders named herein (the “Selling Securityholders”), or their pledgees, donees, transferees, or other successors in interest, of up to an aggregate of 55,640,065 Ordinary Shares and 6,535,304 Private Warrants issued to certain Selling Securityholders in connection with the Business Combination, with the information contained herein. Capitalized terms used in this prospectus supplement and not otherwise defined herein have the meanings specified in the Prospectus.

This prospectus supplement updates and supplements the information in the Prospectus and is not complete without, and may not be delivered or utilized except in combination with, the Prospectus, including any amendments or supplements thereto. This prospectus supplement should be read in conjunction with the Prospectus and if there is any inconsistency between the information in the Prospectus and this prospectus supplement, you should rely on the information in this prospectus supplement.

Our Ordinary Shares are listed on NYSE under the trading symbol “MTAL.” On July 17, 2024, the closing price for our Ordinary Shares on NYSE was $13.73 per share. Our Public Warrants were traded on NYSE under the symbol “MTAL.WS.” However, the Public Warrants ceased trading on NYSE and were delisted following their redemption on June 5, 2024.

We may amend or supplement this prospectus from time to time by filing amendments or supplements as required. You should read this entire prospectus and any amendments or supplements carefully before you make your investment decision.

We are an “emerging growth company” and a “foreign private issuer” as those terms are defined under the U.S. federal securities laws and, as such, are subject to certain reduced public company disclosure and reporting requirements. See “Prospectus Summary—Emerging Growth Company” and “Prospectus Summary—Foreign Private Issuer.”

Investing in our securities involves a high degree of risk. See “Risk Factors” beginning on page 8 of the Prospectus for a discussion of information that should be considered in connection with an investment in our securities.

Neither the U.S. Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or determined if this prospectus supplement or the Prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is July 18, 2024.

Change in Registrant’s Certifying Accountant

(a)	Resignation of Independent Registered Public Accounting Firm

Metals Acquisition Limited (the “Company”) has replaced Ernst & Young LLP (Canada) (“EY Canada”) with Ernst & Young LLP (Australia) (“EY Australia”) as its independent registered public accounting firm. As described below, the change in independent registered public accounting firms is not the result of any disagreement with EY Canada.

On July 16, 2024, the Audit and Risk Committee of the Board of Directors of the Company (the “Audit and Risk Committee”) approved the dismissal of EY Canada as the Company’s independent registered public accounting firm and appointed EY Australia.

The reports of EY Canada on the Company’s consolidated financial statements as of December 31, 2023, December 31, 2022 and January 1, 2022 and for the fiscal years ended December 31, 2022 and 2023 did not contain any adverse opinion or disclaimer of opinion, nor were they qualified or modified as to uncertainty, audit scope or accounting principles.

During the fiscal years ended December 31, 2022 and 2023 and the subsequent interim period through July 16, 2024, there have been no (i) disagreements with EY Canada on any matter of accounting principles or practices, financial statement disclosure, or audit scope or procedure, which disagreements, if not resolved to the satisfaction of EY Canada, would have caused them to make reference thereto in their reports on the consolidated financial statements for such years, or (ii) reportable events as defined in Item 16F(a)(1)(v) of Form 20-F, except that, in connection with the preparation of the Company’s financial statements included in its Annual Report on Form 20-F for the fiscal year ended December 31, 2023 (the “2023 Annual Report), EY and management identified material weaknesses in the Company’s internal control over financial reporting, as described in the 2023 Annual Report.

The Company provided EY Canada with a copy of the disclosures hereunder and required under Item 16F of Form 20-F and requested from EY Canada a letter addressed to the Securities and Exchange Commission indicating whether it agrees with such disclosures. A copy of EY Canada’s letter dated July 18, 2024 is below.

(b)	New Independent Registered Public Accounting Firm

On July 16, 2024, the Audit and Risk Committee engaged EY Australia as the Company’s independent registered public accounting firm and auditor to act as the principal accountant to audit the Company’s financial statements for the 2024 fiscal year. During the Company’s fiscal years ended December 31, 2022 and 2023, and through July 16, 2024, neither the Company, nor anyone acting on its behalf, consulted with EY Australia regarding (i) the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that might be rendered on the Company’s financial statements, and no written report or oral advice was provided that EY Australia concluded was an important factor considered by the Company in reaching a decision as to any such accounting, auditing or financial reporting issue, or (ii) any matter that was the subject of a disagreement (as defined in Item 16F(a)(1)(iv) of Form 20-F and the related instructions) or a reportable event (as described in Item 16F(a)(1)(v) of Form 20-F).

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Copy of Letter from Ernst & Young LLP (Canada), dated July 18, 2024

18 July 2024

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Commissioners:

We have read the statements under the caption “Change in Registrant’s Certifying Accountant” of the current report on Form 6-K dated 18 July 2024, of Metals Acquisition Limited and are in agreement with the statements contained therein. We have no basis to agree or disagree with other statements of the registrant contained therein.

Chartered Accountants

Licensed Public Accountants